Exhibit 12

GENERAL ELECTRIC CAPITAL SERVICES, INC. AND CONSOLIDATED AFFILIATES

Computation of Ratio of Earnings to Fixed Charges
and
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Nine Months Ended September 30, 2003

(Unaudited)
(Dollars in millions)	Ratio of Earnings to Fixed Charges	Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Net earnings	$5,140	$5,140
Provision for income taxes	1,294	1,294
Minority interest in net earnings of consolidated affiliates	96	96

Earnings before provision for income taxes and minority interest	6,530	6,530

Fixed charges:
Interest	7,450	7,450
One-third of rentals	227	227

Total fixed charges	7,677	7,677

Less interest capitalized, net of amortization	(22)	(22)

Earnings before provision for income taxes and minority interest, plus fixed charges	$14,185	$14,185

Ratio of earnings to fixed charges	1.85

Preferred stock dividend requirements		$–
Ratio of earnings before provision for income taxes to net earnings		1.25

Preferred stock dividend factor on pre-tax basis		–
Fixed charges		7,677

Total fixed charges and preferred stock dividend requirements		$7,677

Ratio of earnings to combined fixed charges and preferred stock dividends		1.85

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.